Amedisys, Inc.

11100 Mead Road, Suite 300

Baton Rouge, LA 70816

April 28, 2006

VIA EDGAR and US MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street, NW

Washington D.C. 20549

Re:	Amedisys, Inc.

Form 10-K for the Fiscal Year ended December 31, 2004,

Filed March 17, 2005

Form 10-Q for the Period Ended September 30, 2005,

Filed November 9, 2005

File No. 000-24260

Dear Mr. Rosenberg:

In response to our telephone call with your staff, we are providing you with the following reply to the additional question as outlined in the call. For your convenience, we have typed the question as relayed to us verbally and added our response.

Question: “Please tell us what is represented by the $1.9 million excess of the $3.4 million in Medicare repayments reflected as a financing activity in 2002 over the $1.5 million repaid in 2002 on the $7.1 million received in 2001. In addition, please clarify how the receipt of the $1.9 million was classified in the statement of cash flows and why it is appropriate for the $1.9 million to be reflected as a financing activity, if it does appear that you should combine the $1.9 million with the $1.5 million in classifying the $1.9 million”.

Response: It appears that the receipt of the $1.9 million from Medicare, that occurred prior to 2001, was, in fact, reflected as a cash flow from operating activities. When the amount was settled in 2002, the settlement was reflected as a cash flow from financing activities. It appears that based upon the reclassifications that occurred in 2003 related to Medicare funding in our cash flow statements, that management elected to isolate this Medicare settlement as a financing activity because of the extended period that it had been outstanding and reclassified other routine repayments to Medicare as a cash flow from operating activities.

This treatment by management was consistent with concepts that we described previously regarding SFAS 95, paragraph 18, which states, “Financing activities include… borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” In addition, SFAS 95, paragraph 24, states, “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” We respectfully submit that the three-year $7.4 million interest bearing transition PIP funding was clearly a borrowing as contemplated by SFAS 95. While other PIP payments may have aspects of both operating and financing activities, the predominant source of cash flows for these payments was the transition advance which supports including the entire amount as a financing activity”.

With that said, we do find merit in your observations about how the $1.9 million portion of the payments could have been treated and based upon the content of our recent discussions with you related to this matter, we commit to classify similar items in the future as operating cash flows.

In closing, we ask that you consider that this presentation was made in 2002, a period not presented in our 10-K filing for the year ended December 31, 2005. We do not believe that there is any current reliance on financial statements that old. Further, the restatement would not significantly affect the trend of operating cash flows originally presented. (Operating cash flows for 2002, 2003 and 2004 were $13 million, $22 million and $29 million. A restatement would result in $11 million, $22 million and $29 million.) As such, we are respectfully asking that you waive your request for us to amend our 2004 10-K filing.

Please contact us at 225-292-2036 or gbrowne@amedisys.com should you wish to discuss our reply.

Yours truly,

/s/ Gregory H. Browne
Gregory H. Browne Amedisys Chief Financial Officer